

Mail Stop 0407

August 23, 2005

Mr. Eric G. Hutchinson
Chief Financial Officer
Spirent PLC
Spirent House
Crawley Business Quarter
Fleming Way, Crawley
West Sussex RH10 9QL
United Kingdom

> RE: **Spirent PLC**
> **Form 20-F for the fiscal year ended December 31, 2004**
> **File No. 001-15206**

Dear Mr. Hutchinson:

We have reviewed your supplemental response letter dated August 12, 2005 as well as your filing and have the following comments. As noted in our comment letter dated July 8, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for the fiscal year ended December 31, 2004

Consolidated Profit and Loss Account, page F-3

1. Please refer to prior comment 4. Since the subtotal is not expressly permitted under UK GAAP, delete this subtotal.

> Stockholder's Equity under US GAAP, page F-92

2. Please refer to prior comment 7. As previously requested, please present a roll forward of stockholders' equity under US GAAP.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director